ITEM 77C	Matters submitted to a vote of security holders

Proxy Voting Results

Special Shareholder Meeting - October 25, 2005

Quant Emerging Markets Fund, a series of Quantitative Groups of Funds

Proposal 1: To amend the management contract between the Quantitative Group of Funds and Quantitative Investment Advisors, Inc. to increase the management fee paid to Quantitative Investment Advisors, Inc. for Quant Emerging Markets Fund.

	For	Against	Abstain
Shares Voted	2,261,246.127	237,916.013	91,685.057
Percent of Outstanding Shares	47	5	2